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                 [SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                               September 9, 2011

VIA E-MAIL AND EDGAR CORRESPONDENCE TRANSMISSION
------------------------------------------------

Min S. Oh, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: MetLife Investors USA Insurance Company
         MetLife Investors USA Separate Account A
         Initial Registration Statement on Form N-4
         (File Nos. 333-176374, 811-03365) (Series VA)

Dear Mr. Oh:

   On behalf of MetLife Investors USA Insurance Company ("MLI USA") and its separate account, MetLife Investors USA Separate Account A, we are providing a response to comment 3.b of the staff of the U.S. Securities and Exchange Commission provided by letter dated August 26, 2011 in connection with the above-captioned initial registration statement.

   In this regard, MLI USA acknowledges the Commission staff's comment that the terms listed in the index be defined the first time that they are used in the prospectus and upper cased or italicized whenever they appear in the prospectus. MLI USA will review the prospectus, as discussed in telephone conversations held on September 7 and 9, 2011, to insure that special terms are defined the first time that they appear in the prospectus, except where a definition would detract from the readability or clarity of the disclosure, and will revise the disclosure, as needed to respond to the comment, in the May 1, 2012 post-effective amendment filing for the above-captioned registration statement.

   If you have questions or comments please contact the undersigned at 202.383.0590, or Patrice Pitts at 202.383.0548.

                                          Sincerely,

                                          /s/ W. Thomas Conner
                                          ---------------------------

                                          W. Thomas Conner

cc: Paul Cellupica, Esq.
    Marie Swift, Esq.
    Michele Abate, Esq.
    John Richards, Esq.
    Patrice Pitts, Esq.